UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

U.S. Auto Parts Network, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

90343C100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON Timothy Maguire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,749,880
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,749,880
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON Maguire Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,748,880
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,748,880
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90343C100

1	NAME OF REPORTING PERSON Maguire Financial, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,748,880
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,748,880
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90343C100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,748,880 shares of Common Stock owned directly by the Fund is approximately $2,162,840, including brokerage commissions.  The shares of Common Stock owned directly the Fund were acquired with its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The 1,000 shares of Common Stock owned directly by Mr. Maguire were received as a distribution from the Fund.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 20, 2014, the Issuer and the Reporting Persons entered into a Board Candidate Agreement (the “Board Candidate Agreement”).  The Board Candidate Agreement provides for a process to be undertaken by the Issuer’s Nominating and Corporate Governance Committee (the “Nominating Committee”) and the Reporting Persons (the “Candidate Search”) to identify and appoint one additional director to the Board of Directors of the Issuer (the “Board”) who qualifies as “independent” under the Nasdaq corporate governance standards and who is mutually agreed upon by the Nominating Committee and the Reporting Persons within 90 days after the date of the Board Candidate Agreement (an “Agreed-Upon Candidate”).  Upon the determination of the Agreed-Upon Candidate, he or she will be appointed as a Class I director serving until the Issuer’s 2016 Annual Meeting of Shareholders (the “2016 Meeting”), and the Board will increase its size by one director, to a total of nine directors.  The Board Candidate Agreement provides that, for a period of six months after the date on which the Agreed-Upon Candidate is appointed to the Board (but in no event later than nine months after the date of the Board Candidate Agreement), the Issuer will not increase the size of the Board above nine directors.  If an Agreed-Upon Candidate is not appointed to the Board within the foregoing 90-day period, then Mr. Maguire will be deemed to be an Agreed-Upon Candidate and will be appointed to the Board, the Nominating Committee and the Reporting Persons will continue the Candidate Search, and Mr. Maguire will resign from the Board at such time as another Agreed-Upon Candidate is identified and appointed to the Board.

The Board Candidate Agreement further provides that, if an Agreed-Upon Candidate is appointed to the Board and, prior to the expiration of the Voting Period (as defined below), resigns, is removed from the Board or is unable to serve for any reason, the Nominating Committee and the Reporting Persons will recommence the Candidate Search to determine a replacement director.  If the Reporting Persons cease to beneficially own more than 4% of the Issuer’s outstanding shares of voting capital stock (as such ownership is calculated pursuant to the rules of The NASDAQ Global Market) (a “Termination Event”), the Reporting Persons will no longer have prior approval rights regarding the appointment or replacement of such additional director, but, if the Termination Event occurs within the 90-day period after the date of the Board Candidate Agreement without an Agreed-Upon Candidate having been appointed to the Board, the Nominating Committee will continue to conduct the Candidate Search, in consultation with the Reporting Persons, to appoint an additional independent director to the Board who is reasonably acceptable to the Reporting Persons (without having to obtain the Reporting Persons' prior approval of such appointee).

CUSIP NO. 90343C100

During the Voting Period, the Reporting Persons have agreed to vote all shares of voting capital stock of the Issuer registered in their name or beneficially owned by them, including any and all voting securities of the Issuer legally or beneficially acquired by them during the Voting Period, for the election of directors recommended by a majority of the Board at any annual or special meeting of stockholders of the Issuer or by written consent.  For purposes of the Board Candidate Agreement, the “Voting Period” is the period of time beginning on the date of the Board Candidate Agreement and ending on the earliest to occur of (i) the date that is 30 calendar days prior to the deadline established pursuant to the Issuer’s bylaws for the submission of stockholder nominations for the 2016 Meeting; (ii) the date on which a Termination Event occurs if an Agreed-Upon Candidate has not then been appointed to the Board; and (iii) if a Termination Event occurs and an Agreed-Upon Candidate has been appointed to the Board, the date on which such Agreed-Upon Candidate ceases to serve as a director for any reason.  However, if the Agreed-Upon Candidate is nominated by the Board for re-election as a director of the Company at the 2016 Meeting and is included as a nominee in the Company’s proxy statement for the 2016 Meeting, the Voting Period will thereafter be extended and will expire on the day immediately following the 2016 Meeting.

In addition, the Board Candidate Agreement provides that, during the Voting Period, the Reporting Persons may not, directly or indirectly, provide assistance, information, encouragement or advice (including by way of furnishing nonpublic information) to any third party in connection with, or otherwise have any communications with any third parties with respect to (or that could reasonably be expected to lead to), any vote, consent, approval or action to be taken by the Issuer’s stockholders that has not been formally recommended by a majority of the Board (acting as such), or take any other action to facilitate a vote, consent or other approval of the Issuer’s stockholders on any matter (or director nomination) not formally recommended by a majority of the Board (acting as such), including, without limitation, the solicitation of proxies for a matter (or director nomination) to be voted upon by the Company’s stockholders and not formally recommended by a majority of the Board (acting as such).  The foregoing does not preclude the Reporting Persons from voting their shares of Common Stock in their discretion on any matter other than the election of directors.

The foregoing description of the Board Candidate Agreement is qualified in its entirety by reference to the Board Candidate Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

CUSIP NO. 90343C100

(a)           The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 33,377,794 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014.

As of the close of business on March 20, 2014, the Fund beneficially owned 1,748,880 shares of Common Stock, constituting approximately 5.2% of the outstanding shares of Common Stock.  Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by the Fund.

As of the close of business on March 20, 2014, Mr. Maguire beneficially owned 1,000 shares of Common Stock, constituting less than one percent of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person.

(b)           Maguire Asset Management, the Fund and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,748,880 shares of Common Stock held by the Fund.

(c)           On March 13, 2014, the Fund distributed 1,000 shares of Common Stock to Mr. Maguire.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 20, 2014, the Reporting Persons and the Issuer entered into the Board Candidate Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1.	Board Candidate Agreement, dated as of March 20, 2014, by and among the Issuer, Timothy Maguire, Maguire Financial, LP and Maguire Asset Management, LLC.

CUSIP NO. 90343C100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2014

/s/ Timothy Maguire
Timothy Maguire

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire
Timothy Maguire Managing Member

Maguire Financial, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
Timothy Maguire Managing Member